Room 4561

December 1, 2006

Ms. Laura Fournier
Chief Financial Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226

      Re: Compuware Corporation
             Form 10-K for the Fiscal Year Ended March 31, 2006
             Filed June 13, 2006
             File No. 000-20900

Dear Ms. Fournier:

      We have reviewed your response letter dated September 13, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Corporate and Other Expenses, page 30

1.   We note your response to prior comment number 1 and it remains unclear to us why you believe that the presentation of a non-GAAP effective tax rate is useful. In this regard, we do not believe that disclosing the measure because it "allows

[investors] to quickly understand the impact on our effective tax rate of the resolution of the tax matters discussed in the Form 10-K without having to do the calculation themselves" is a substantive reason for disclosing the non-GAAP measure. Please explain to us, in reasonable detail, why you believe that the presentation of the non-GAAP measure provides useful information to investors. Also, please explain how you intend to comply with Item 10(e)(1)(C) of Regulation S-K in future filings.

Consolidated Statement of Operations, page 41

2.   We have read your response to prior comment number 2 and we believe that the costs to provide maintenance and support service revenues should be classified as cost of sales. If the individuals that provide these services play a dual role in your operations, then an allocation of their costs should be considered in your income statement classification. While estimates and assumptions may be necessary to allocate certain costs, it does not appear that the need to make such estimates alters the requirement to provide the requested disclosure. Refer to 5-03(b)(2) of Regulation S-X. As previously requested, please quantify the costs that represent the cost of providing maintenance and support revenues that are currently included in "technology and support". Additionally, please revise your financial statements to present cost of maintenance and support or advise why such revision is not necessary.

Note 16. Quarterly Financial Information (Unaudited), page 68

3.   We have read your response to prior comment number 4 and it remains unclear to us why you believe that you have complied with Item 302(a)(1) of Regulation S-K. In this regard, you must present gross margin as required by this item or present cost of sales as allowed by Question 3 of SAB Topic 6.G. Please note that your presentation of cost of sales should be in accordance with 5-03(b)(2) of Regulation S-X as noted in comment number 2 above. Please revise your presentation or advise why such revision is not necessary.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

Ms. Laura Fournier
Compuware Corporation
December 1, 2006
Page 3

      You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3730 if you have questions regarding these comments.

      Sincerely,

      Craig Wilson
      Senior Assistant Chief Accountant